601 Lexington Avenue
New York, New York 10022
Ross M. Leff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4947		(212) 446-4900
ross.leff@kirkland.com	www.kirkland.com

August 4, 2015

VIA EDGAR

Attn: Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: GrubHub Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 5, 2015

File No. 001-36389

Dear Mr. Krikorian:

On behalf of our client, GrubHub Inc., this letter is in response to the comment letter, dated July 30, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning GrubHub Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014. We intend to fully respond to your comment letter. As discussed with the Staff on August 3, 2015, we respectfully advise the Staff that we are requesting an extension until August 27, 2015 for the Company to respond to the Staff’s comment letter. We believe the extension will help ensure that the Company has time to coordinate its response among the members of its management team and its external advisors and respond effectively.

The undersigned acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Beijing  Chicago  Hong Kong  Houston  London  Los Angeles  Munich  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Mr. Stephen Krikorian

August 4, 2015

Please do not hesitate to contact me at (212) 446-4947 if you have any questions or comments regarding this letter.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

cc:	Adam DeWitt, GrubHub Inc., Chief Financial Officer and Treasurer (via email)

Margo Drucker, GrubHub Inc., Senior Vice President, General Counsel and Secretary (via email)